Correspondence

Riot Blockchain, Inc.
202 6th Street, Suite 401
Castle Rock, CO 80104-1724
Tel. (303) 794 - 2000

November 23, 2018
VIA EDGAR AND OVERNIGHT EXPRESS

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:
Riot Blockchain, Inc.
Current Report on Form 8-K filed October 4, 2017
Response Letter dated March 26, 2018
Form 10-K for the Fiscal Year Ended December 31, 2017
Form 10-K/A for the Fiscal Yer Ended December 31, 2017
Form 10-Q for the Quarterly Priod Ended March 31, 2018
Response Letter dated June 29, 2018
File No. 001-33675

Ladies and Gentlemen:

We are in receipt of your letter, dated August 2, 2018, addressed to Riot Blockchain, Inc. (the “Company”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding your review of the above referenced filings of the Company including the current, quarterly, and annual reports of the Company filed with the Commission (collectively, the “Filings”).

The Company has filed its Quarterly Report on Form 10-Q for the Period ended September 30, 2018, according to an extension pursuant to Rule 12b-25 on November 19, 2018 (the “Q3 2018 Report”), and, as applicable, prepared disclosures therein in response to the Staff’s comments.

For your convenience, the texts of the Staff’s comments are set forth herein below in italics, followed by our responses.

United States Securities and Exchange Commission
November 23, 2018

Amendment No. 2 to Form 10-K

2.
We acknowledge your revised disclosures in response to prior comment 5. Please reconcile your revised disclosures on page 5, which state the Logical Brokerage will initially serve as an exchange for Bitcoin and Ethereum, and your revised disclosures on page 6, which state that the initial cryptocurrencies on Logical Brokerage will consist of Bitcoin, Bitcoin Cash, Ethereum, and Litecoin.  In addition, if you plan for the exchange to also be a platform for Litecoin and Bitcoin cash, please confirm that in future filings you will expand your second risk factor on page 27 to disclosure your additional regulatory obligations if these cryptocurrencies are determined to be securities.

Response

The Company notes that in its various annual, quarterly, and periodic reports filed since May of 2018, including in the Q3 2018 Report, it disclosed its plan to develop an exchange for digital currencies involving its subsidiary, Logical Brokerage Corp. (“Logical Brokerage”).  As disclosed in the Q3 2018 Report, the exchange is anticipated to provide a market for the exchange of certain digital currencies, which, at present, is anticipated to include bitcoin, bitcoin cash, litecoin, and ethereum.  Generally, the marketplace for digital currencies experiences a great deal of fluctuation.  As a result of this market fluctuation, the Company’s full listing of the digital currencies to be traded on its planned exchange may change until it is ready for launch.  The Company notes that it will continue to evaluate existing and additional digital currencies available for exchange on the planned exchange on a case-by-case basis and new digital currencies will not be added until the Company has assessed each of their unique risk factors. The Company will continually update its disclosures to reflect the any new digital currencies added to or removed from the exchange.

In response to the Staff’s comment, the Company has included the following disclosure in the Q3 2018 Report regarding (i) the digital currencies it plans to accept on its exchange in order to consolidate and reconcile its previous disclosures on pages 5 and 6 of its annual report on Forms 10-K and 10-K/A, and (ii) disclosure on the Company’s regulatory obligation if such digital currency or currencies were determined to be securities:

Form 10-Q, Part II – Other Information, Item 1A. Risk Factors (Page 33).

“Our Planned Launch of a U.S.-Based Digital Currency Exchange May Result in Significant Compliance Costs.

The Company plans to offer US dollar trading markets for approved digital currencies through its subsidiary, Logical Brokerage, on a proprietary platform, the planned digital currency exchange. Currently, the Company anticipates that bitcoin, bitcoin cash, litecoin, and ethereum will be available for exchange on its planned digital currency exchange platform. Current guidance regarding the treatment of digital currencies is generally unavailable.  The Company has previously relied on statements of the former SEC Chairman John Clayton that bitcoin is not a security, as well as other guidance that would indicate that ethereum is not a security in the development of its digital currency exchange.  The Company currently does not believe that the digital currencies made available on the planned digital currency exchange platform, would meet the definition of securities, as laid out by the Securities Act of 1933, as amended. The Company will evaluate new digital currencies for potential addition (or removal from) to the platform on a case-by-case basis depending on certain factors regarding the digital currencies, including whether a given digital currency may be classified as a security.  Classification of digital currencies or a given digital currency may result in the classification of its planned digital currency exchange/Logical Brokerage as a securities exchange.  Securities exchanges are heavily regulated by the SEC and such a classification would significantly increase the Company’s cost of compliance associated with its planned exchange, which would have a material adverse effect on the Company’s business operations and financial condition.”

United States Securities and Exchange Commission
November 23, 2018

3.
We acknowledge your revised disclosure in response to prior comment 9. However, please tell us, and in future filings, explain, what retail clients going through "multiple trusted and vetted third parties" to buy and sell on your planned exchange means. In addition, explain whether residents of Wyoming and Hawaii would be permitted to use the exchange platform during visits to other states, and if not, how you plan to limit their ability to do so. Lastly, tell us, and in future filings, explain your potential consequences if such residents are found to have used Logical Brokerage's services despite your efforts to prevent them from doing so.

Response

Multiple Trusted and Vetted Third Parties

The Company envisions the exchange as being comprised of three core components: (i) Banking Services; (ii) a Trading Engine; and (iii) Digital Wallet Services.  The Company will contract with third party vendors to provide these core services to the exchange. The services provided are necessary to facilitate buying and selling of digital currencies by the exchange’s end users. These third-party vendors will be reviewed on a case-by-case basis by Management and outside legal counsel; and the ultimate selection of each vendor used will be subject to review by the Board.  The Company plans to only contract with U.S. based companies that have established track records as industry leaders, that comply with federal, state and local laws, and that are in compliance with U.S. securities laws to provide such services.  The Company assesses each vendor using a risk management process that evaluates key risk factors related to their performance and their potential impact on the Company, including, without limitation, its capital structure, financial condition, and liquidity.  The Company has engaged outside legal counsel to review all contracts with third party vendors, as well as details of each proposed relationship related to financial stability and performance, and its cybersecurity procedures.  Additionally, the Company assesses each vendor as they relate to its regulatory compliance framework needs including its reporting, fraud monitoring, “know your customer”, anti-money laundering, and data privacy standards.

Presently, the Company has entered into an agreement with Synapse Financial Technologies, Inc. (“SynapseFi”) to provide the banking services for its planned exchange. The Company conducted extensive internal and external vetting of SynapseFi, and determined, based on Management’s best business judgment, to enter into the agreement as reported in its Current Report on Form 8-K filed on October 29, 2018 (the “SynapseFi 8-K Report”).

Geographical Limitation of Access to the Planned Exchange

The Company, along with outside counsel, continually monitors the changing landscape of laws and regulations both domestically and abroad regarding the exchange of digital currencies and is aware of the present restrictions and outright prohibitions against the same as they apply to residents of Wyoming and Hawaii.  The Company has, both internally and through third party vendors, taken appropriate steps to prevent the improper use of its planned exchange.  The Company, through its subsidiaries, will be able to track customers and trade volumes by state based on their individual IP addresses.  IP addresses have an accurate geolocation to enable the Company and its third party vendor partners to track its users locations to prevent them from using the exchange in jurisdictions where it is impermissible to do so, or where its use is otherwise restricted or unlicensed. Furthermore, Logical Brokerage will be able to use our partners proprietary application programming interfaces (“API”) to continually test the use of its planned exchange according to specific rules and programs.  This review process will incorporate state by state regulations regarding the exchange of digital currencies and thus transactions on its exchange will be monitored, tracked, and analyzed for compliance with state and local laws. As disclosed in the SynapseFi 8-K Report, the banking services provided to the Company’s planned exchange by SynapseFi will be through SynapseFi’s banking partners such as Evolve Bank.  The Company, in accordance with policies approved by our banking services providers, will ensure that proper rules and procedures for the qualification of new accounts, the subsequent monitoring of said accounts, and “know your customer” checks are conducted with regularity and in compliance with all rules, guidance, and best practices in the banking services industry. Consequentially, potential customers from states that do not allow digital currency trading or customers which have not yet been licensed by the Company’s planned Exchange will be prevented from unlawfully using the exchange by cross-checking their residence. By continually tracking and monitoring the customer (or potential customer) and their use (or application to use) it’s planned exchange, the Company will be able to monitor individual account holders and their location when trading to ensure compliance with applicable laws.  Furthermore, the third-party provider technology will enable the Company to track state volumes for any applicable regulatory purposes, as well as for customer service initiatives and marketing purposes.

United States Securities and Exchange Commission
November 23, 2018

In response to the Staff’s comment, the Company has included the following disclosure in the Q3 2018 Report regarding its vetting processes for third party vendors:

Form 10-Q, Part II – Other Information, Item 1A. Risk Factors (Page 34).

“Our Relationships with Third Party Vendors in the Development of Our Planned U.S.-Based Digital currency exchange may Expose us to Additional Regulatory Risks and Counterparty Risk.

The Company is reviewing third party vendors to develop the anticipated services offered by its RiotX platform. The Company views RiotX as being comprised of three core services: (i) Banking Services; (ii) a Trading Engine; and (iii) Digital Wallet Services. The Company intends to provide each of these services by engaging experienced third-party vendors in the industry, which will be reviewed on a case-by-case basis by the Company’s management, along with external advisors and legal counsel, subject to review by the Company’s Board of Directors. The Company plans to only contract with companies that have established track records as industry leaders, which comply with federal, state and local laws, and, if required are in compliance with U.S. securities law to provide such services. The Company assesses each vendor using a risk management process that evaluates key risk factors related to their performance and their potential impact on the Company, including, without limitation, its capital structure, financial condition, and liquidity. The Company has engaged external advisors and legal counsel to review all contracts and conduct due diligence related to financial stability and performance, and cybersecurity procedures. Additionally, the Company assesses each vendor as they relate to our regulatory compliance framework needs such as reporting, fraud monitoring, “know your customer,” anti-money laundering, and data privacy standards.

Presently, the Company has entered the Synapse Agreement to provide banking services to the RiotX exchange. The Company conducted extensive internal and external vetting of SynapseFi, prior to entering into the agreement as reported in its Current Report on Form 8-K filed on October 29, 2018. The Company is presently evaluating potential agreements with other vendors to provide the contemplated Digital Wallet Services and Trading Engine Services for the RiotX exchange.

Although the Company believes its review and vetting process for third party vendors is sufficiently well-engineered to mitigate known business risks and association with companies under investigation or examination, the possibility exists that one of the Company’s third-party vendors may come under enhanced SEC scrutiny or regulatory review. Should such an event occur, the Company may need to terminate its relationship with such third-party vendor, however, it may be difficult to find a substitute third party vendor, which may have a substantial impact on the Company’s financial and business operations. The decision to continue or terminate a relationship with one of the Company’s third-party vendors will be reviewed on a case-by-case basis and could result in significant compliance costs.”

The Potential Consequences of Improper Use

Although the Company believes the steps it has taken or intends to take as outlined in its disclosed risk factors on the Q3 2018 Report are sufficient to prevent the unauthorized use of its exchange in jurisdictions restricting or prohibiting the exchange of digital currencies, the Company acknowledges the possibility that a user or users may be able to circumvent established “know your customer” bank procedures.  In such an event, the Company may face regulatory enforcement action, which may cause the Company to incur significant compliance costs.  Such an event would likely have a substantial negative effect on the Company’s business and financial operations.

United States Securities and Exchange Commission
November 23, 2018

In response to the Staff’s comment, the Company has included the following disclosure in the Q3 2018 Report regarding the potential regulatory and compliance actions it may face due to its failure to enforce geographical restrictions on the use of its planned Exchange.

Form 10-Q, Part II – Other Information, Item 1A. Risk Factors (Page 35).

“Our Ability to Monitor and Control where our Platform is Accessed by Users may be Insufficient to Prevent All Unauthorized Use.

The Company, along with external advisors and legal counsel, continually monitors the changing landscape of laws and regulations regarding the exchange of digital currencies and is aware of the present restrictions and prohibitions against such exchanges as they apply to residents of Wyoming and Hawaii. The Company, through RiotX, anticipates having the ability to track customers and trade volumes by state based on each individual user’s IP address. Furthermore, through the SynapseFi Agreement, RiotX will be able to use SynapseFi’s proprietary application programming interfaces (“API”) to continually test the use of RiotX according to specifically designed rules and programs. This review process incorporates state-by-state regulations regarding the exchange of digital currencies and thus, transactions on RiotX will be continuously monitored, tracked, and analyzed for compliance. As disclosed in its Current Report on Form 8-K filed on October 29, 2018, the banking services provided to RiotX by SynapseFi will be through SynapseFi’s parent company, Evolve Bank. The Company, together with its third-party service provider, SynapseFi, will make every effort to ensure that proper rules and procedures for the qualification of new accounts, the subsequent monitoring of the accounts, and “know your customer” checks are conducted with regularity and in compliance with all rules, guidance, and best practices in the banking services industry. Consequently, potential customers from states that either prohibit digital currency trading or which have not yet been licensed by RiotX, will not be permitted to register and use the RiotX exchange. Further, the Company plans to prevent intentional or unintentional unauthorized use by cross-checking each customer’s residence on the SynapseFi banking services account application against the SynapseFi API data obtained for such user. By continually tracking and monitoring RiotX users through SynapseFi, the Company expects to able to prevent unauthorized use through such API’s rules and programs. Although the Company has or intends to take these steps to prevent unauthorized use of  RiotX, the possibility exists that such unauthorized use may still occur through sophisticated illicit means. Such unauthorized use may result in compliance or regulatory enforcement actions being initiated against the Company, which may cause the Company to incur significant costs or ultimately discontinue its planned exchange. Such an event would have a substantial effect on the Company’s business and financial operations.”

4.
We acknowledge your revised disclosure in response to prior comment 9. In future filings, please expand your disclosures to more fully discuss steps you have taken in preparing to launch your cryptocurrency exchange. In addition, if such launch is expected to require material commitments for capital expenditures or will have a material effect on your liquidity, revise to include these disclosures.

Response

Preparations for the Launch of its Planned Digital Currency Exchange

The Company’s planned exchange is still in the development stage.  As previously disclosed on the Company’s Annual Report on Form 10-K and 10-K/A, as well as on its quarterly reports on Form 10-Q, the Company has acquired a controlling stake in Logical Brokerage and formed RiotX Holdings, Inc. in preparation for its launch of its exchange.  The Company is also making progress in its development of its planned currency exchange through strategic agreements with third party vendors, including, most recently, SynapseFi. The Company views its planned currency exchange as being comprised of three core segments: (i) Banking Services; (ii) a Trading Engine; and (iii) Digital Wallet Services. The Company intends to provide each of these services through its association with third party vendors, whom will be reviewed on a case-by-case basis by Management and outside legal counsel; the ultimate selection of the vendors will be subject to review by the Board.  The Company has incorporated this information in its disclosures included in the Q3 2018 Report as a part of Part I, Item 1, Note 3, Acquisitions, at page 16 of the Q3 2018 Report, as a part of Part I, Item 2, Management’s plans and basis of presentation, at page 27 of the Q3 2018 Report. See also, the Company’s response to the Staff’s comment 3, above.

United States Securities and Exchange Commission
November 23, 2018

Required Capital Expenditures for Material Commitments made Pursuant to the Launch of the Planned Digital Currency Exchange.

As discussed in our response to SEC comment 3, above, the Company has engaged SynapseFi to provide banking and transactional support services to its planned exchange.  Its agreement with SynapseFi will have a monthly fixed cost for SynapseFI’s base services and a per deposit / withdrawal transaction fee that is variable based on trading volume.  Fixed and variable costs are factored into the Company’s financial model for its planned exchange.  Management continually monitors the Company’s financial health and evaluates the impact of each and every contract it enters into will have on its financial outlook.  Management believes the SynapseFi agreement that the associated costs the Synapse Agreement do not significantly affect or impair the Company’s financial situation.  In Management’s opinion, that the fixed costs of the SynapseFi Agreement and other like agreements will not significantly impact its liquidity, but Management will continually monitor this assessment in light of the volatility of the market for digital currencies.

In response to the Staff’s comment, the Company expanded its risk factors in the Q3 2018 Report to include specific discussion of the potential impact the substantial fixed and variable costs associated with operating its planned Exchange may have on its business and operations, including, specifically, the possible detrimental impact on the Company’s liquidity which may result thereof.

Form 10-Q, Part II – Other Information, Item 1A. Risk Factors (Page 35).

“Our Planned Operation of a U.S.-Based Digital Currency Exchange May Cause the Company to Incur Substantial Fixed and Variable Costs which may Expose the
Company to Additional Risks.

The Company’s planned RiotX digital currency exchange will have fixed and variable costs from both third-party vendors servicing the exchange, and from its internal costs incurred by operation of the exchange itself. As previously disclosed on the Company’s Current Report on Form 8-K filed on October 29, 2018, the Company entered into an agreement with Synapse to provide the banking services framework to support the exchange. The Company will incur a monthly fixed cost for SynapseFI’s base services and a per deposit/withdrawal transaction fee that is variable based on volume. Fixed and variable costs are factored into the Company’s financial model for developing the RiotX exchange. The Company does not anticipate that the fixed costs of the SynapseFi agreement and other similar agreements to have a material impact on the Company’s liquidity, however, the Company will continually monitor this assessment in light of the volatility of the market for digital currencies. Classification of the Company’s digital currency assets as securities may result in significant increases in compliance costs which may have a material adverse effect on the Company’s liquidity and financial condition. This risk, when considered along with the volatility in the market price for most digital currencies, may impair the Company’s ability to fund its fixed and variable costs, which would have a substantial impact on the Company’s financial and business operations. If such costs are deemed to be financially incompatible with the Company’s business, this may cause the Company incur significant costs or ultimately discontinue its planned operation the exchange, which would have a substantial impact on the financial and business operations of the Company.”

United States Securities and Exchange Commission
November 23, 2018

5.
We acknowledge your revised disclosure in response to prior comment 4. In future filings, please expand your disclosure in the Business section to discuss your current or planned security and custodial practices with respect to your digital exchange.

Response

The Company is presently in negotiations with third party providers for custodial services of customer assets on the exchange. The Company intends to partner with third party custodians to secure customer digital assets in keeping with industry rules and best practices.  The Company has identified the digital keys which provide access to the digital wallets and the digital currencies contained therein as the assets which are most vulnerable to attack in order to gain unauthorized access to customer assets.  The Company has taken, or plans to take, appropriate action to abrogate these risks as much as possible.  The Company intends to employ a 95% “cold storage” policy for all digital currencies to be exchanged on its planned exchange. Cold Storage assets are “air-gapped” to the internet, providing an additional layer of security such that a potential unauthorized online penetration of its planned exchange or its vendors would gain access to the offline digital currency keys. Furthermore, its planned exchange will use multiple digital wallets to secure customer assets.  These digital wallets will have policy controls that require multiple approvals, spending limits, and whitelists for transactions. The Company’s digital wallet provider will also support multi-signature, three-key management which removes any single point of failure and advanced security configurations which ensure that assets are secure as they move in and out of the digital wallet.  The Company acknowledges that there still remains significant risk of loss or theft of digital currencies due to the prevalence of ransomware, DDoS, and other malware/hacking attacks and notes that the possibility of total loss of its digital currency assets exists due to the nature of Blockchain technology.  This risk is mitigated largely by the Company’s practices described herein, but the risk persists nonetheless.

In response to the Staff’s comment, the Company intends to continue to update its public disclosures including the Business section in its supplementary prospectus and S-3/A to be filed in connection with its amendment to its Registration Statement on Form S-3 filed on July 10, 2018.  The Company has also included the following disclosure in the Q3 2018 Report regarding its plans for custody and security of its digital assets and those of its customers engaged in exchange thereof:

Form 10-Q, Part II – Other Information, Item 1A. Risk Factors (page 35).

“The Online Nature of Our Company’s Operations Exposes the Company to Additional Cybersecurity Risks.

The Company is heavily engaged in Blockchain mining and the development of a planned digital currency exchange, all of which are inherently dependent on and exposed to the internet.  Accordingly, hacking and unauthorized access to its internal systems poses a substantial threat.  The Company, through its platform, RiotX, anticipates the use of multiple digital wallets to secure customer assets.  These digital wallets will have policy controls that require multiple approvals, spending limits and whitelists for transactions. The Company’s digital wallet provider is anticipated to also support multi-signature, three-key management which removes any single point of failure and advanced security configurations ensure that assets are secure as they move in and out of the digital wallet. By employing multiple independent digital wallets, the Company has several fail safes against a potential breach; assets in a given wallet are completely segregated from assets in another wallet, except for access by the authorized user(s). Furthermore, the Company is presently in discussions with third party providers for custodial services of customer assets exchanged on its planned digital currency exchange on its platform, RiotX. The Company will have a qualified third-party custodian to secure customer digital assets in keeping with industry rules and best practices. No system is totally secure and even the most sophisticated systems face the risk of unauthorized access and asset seizure.  Digital currency keys which provide access to digital wallets and the digital currencies contained therein, are the most likely and vital assets for an attack, and the Company has taken or plans to take appropriate action to abrogate such risk as much as possible.  An unauthorized user with access to the Company’s digital keys could conceivably transfer all of the Company’s digital currency assets and the Company would have limited ability to recover such stolen assets.  To protect against this risk, the Company intends to employ a 95% “cold storage” policy for all digital currency exchanged on RiotX. Cold Storage assets are air-gapped to the internet providing an additional layer of security, meaning that a potential unauthorized online penetration of RiotX or its vendors would not be able to impact the offline digital currency keys. Despite these safeguards, there is still risk of loss or theft of digital currencies or access to the planned exchange due to the prevalence of ransomware, DDOS, and other malware/hacking attacks which pervade the internet. A successful hacking operation of the Company or its planned exchange could result in substantial impacts on the financial and business operations of the Company.”

United States Securities and Exchange Commission
November 23, 2018

Item 10. Directors, Named Executive Officers and Corporate Governance, page 44

6.
We acknowledge your revised disclosure in response to prior comment 11 and reissue the comment as it does not describe the principal business of Sandstone Strategies. Please note that Item 403 (e) requires a description of the business background of each director, including the name and principal business of any corporation or other organization in which such director was employed or carried out his occupation.

Response

The Company notes that Item 403 (e) requires a description of the business background of each director, including the name and principal business of any corporation or other organization in which such director was employed or carried out his occupation. Sandstone Strategies, Inc. is a professional services corporation, which is wholly-owned by the Chairman of the Board of the Company, Mr. Remo Mancini.  Sandstone Strategies does not conduct any other business outside of providing a vehicle for Mr. Mancini’s personal services as a professional board member and accounting for his earnings and expenses earned in connection with providing such professional services.  Accordingly, the Company has, in its Quarterly Report on Form 10-Q for the period ended June 30, 2018 filed on August 14, 2018 described in detail the activities of Sandstone Strategies, Inc., the professional services corporation of Remo Mancini, as follows:

“Mr. Mancini is the sole owner and President of Sandstone Strategies, Inc., established in 2004. Mr. Mancini’s services are the sole activity provided by Sandstone Strategies Inc., which serves as a professional services corporation for Mr. Mancini that is compensated when Mr. Mancini’s services are sought. In the past 10 years Mr. Mancini has provided services for Melior Resources Inc., Estrella International Energy Services Ltd., Niocan, Inc., Cadman Resources Inc., and Niocan Inc., through which he has received compensation paid to Sandstone Strategies. Sandstone has no employees other than Mr. Mancini.”

***

United States Securities and Exchange Commission
November 23, 2018

If you have any questions or request any further information, please do not hesitate to call the undersigned at (303) 794 – 2000 or contact our counsel, William R. Jackman of Rogers Towers, P.A. at (904) 398-3911.

Very truly yours,

/s/ Robby Chang
Chief Financial Officer